
Mail Stop 4628

December 29, 2015

Via E-mail
John F. Gehring
Chief Financial Officer
Conagra Foods, Inc.
One Conagra Drive
Omaha, NE 68102

> **Re:** **Conagra Foods, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2015**
> **Response Dated December 3, 2015**
> **File No. 001-07275**

Dear Mr. Gehring:

We have reviewed your December 3, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 20, 2015 letter.

Form 10-K for Fiscal Year Ended May 31, 2015

Notes to Consolidated Financial Statements

Note 7 – Investments in Joint Ventures, page 58

1. Your response to prior comment 2 states that the disposal of a controlling interest in your flour milling operations constituted a strategic shift that had a major impact on your operations and financial results as your milling operations were the last of your purely commodity-based operations. It does not appear that your response adequately explains the qualitative evidence supporting the presentation of discontinued operations pursuant to ASU 2014-08. Please provide us with additional information regarding the qualitative factors considered by management in determining that this presentation was appropriate.

John F. Gehring
Conagra Foods, Inc.
December 29, 2015
Page 2

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources